Exhibit 99.1

Company Contacts:

Robert Lollini

Betsy Truax

Chief Financial Officer	Corporate Communications
(801) 975-1191	(801) 975-1191, ext. 411
www.iomed.com	info@iomed.com

IOMED Reports First Quarter Fiscal 2002 Results

Cost Reduction Measures Taken in Response to Economic Slowdown

Salt Lake City, UT (November 2, 2001) – IOMED, Inc. (AMEX:IOX) today reported financial results for the first quarter ended September 30, 2001. The Company also announced the implementation of cost reduction measures dictated by current economic conditions. The measures are designed to stabilize the Company’s cost structure, including the reduction of its cash burn rate.

First Quarter Results

For the quarter ended September 30, 2001, total revenues were $2,906,000 compared with $2,820,000 a year ago. The increase in total revenues was due to the recognition of $350,000 in contract research revenue resulting from a one-time payment for work performed under the collaborative agreement with Santen Pharmaceuticals. Product sales for the first quarter of fiscal 2002 declined 9% from a year ago to $2,513,000. The decrease is attributable to the shortage of dexamethasone sodium phosphate, an anti-inflammatory drug often used with the Company’s IogelTM and related iontophoretic drug delivery products. This shortage dampened sales growth beginning in the second half of fiscal 2001, which negatively impacted sales backlog at June 30. The Company believes that the long-term effects of this drug shortage have since been mitigated.

Gross margin on product sales decreased to 64% in the first quarter of fiscal 2002 from 67% a year ago. IOMED continued to experience downward pressure on its product margins during the quarter due to the higher fixed costs, including depreciation expense, associated with its new manufacturing and research facility and automated manufacturing equipment.

During the first quarter, the Company’s operating costs were $3,478,000, flat compared with the first quarter of fiscal 2001, and a 49% reduction from the fourth quarter of fiscal 2001. Operating costs in the fourth quarter of fiscal 2001 included clinical, product development and pre-marketing activities associated with the Company’s Phase III local inflammation program, which has been suspended.

IOMED recognized a net loss of $569,000, or $0.09 per share, for the first fiscal quarter of 2002 compared with a net loss of $439,000, or $0.07 per share, a year ago.

Cost Reduction Measures

As part of the Company’s effort to stabilize its cost structure and reduce its cash burn rate, IOMED has further scaled back research and development activities, including a 20% reduction in total headcount and a deceleration of the ophthalmic pharmaceutical development program. “The current economic slowdown and its impact on the ability to raise capital has led to the implementation of cost reduction measures at IOMED,” said James Weersing, president and CEO. “While difficult, these changes will increase our operating leverage as we weather this economic downturn and await the opportunity to generate additional capital through the equity markets or through additional or expanded strategic alliances.”

Pursuant to its reduction in staff, IOMED accepted the resignation of Steven Hamilton, executive vice president. “ We will miss Steve’s dedication to the ophthalmic program, however, we believe we have retained the core technical capabilities necessary to continue our ophthalmic development efforts at a pace that reflects our current fiscal capabilities,” said Weersing.

At September 30, 2001, IOMED had total cash of $6,678,000, of which $4,115,000 was unrestricted cash and cash equivalents and $2,563,000 of which is being held as a compensating balance under a long-term obligation and is restricted as to withdrawal. The Company used $2,233,000 to fund operating activities during the current quarter. This amount was high due to unusual changes in working capital, including the payment of accrued liabilities associated with the local inflammation program. The Company anticipates that at its current operating levels, existing cash balances and cash generated from operations will be sufficient to fund its needs at least through fiscal 2003.

IOMED’s ophthalmic development effort will continue to pursue its three-part strategy to develop novel prescription products for the non-invasive, site-specific treatment of diseases of the back of the eye. Additionally, the Company will continue to strengthen its customer and partner relationships with respect to both the ophthalmic and commercial businesses. “Our commercial business serves as a cornerstone on which we have built technological expertise in active drug transport systems that are non-invasive and site specific and it has provided substantial funding for our research and development efforts. Our commercial business remains a significant component of our future strategy and we will continue to pursue opportunities to broaden the scope of our business, in terms of markets and strategic relationships, with the ultimate goal of creating greater shareholder value,” Weersing added.

The statements contained in this news release that are not purely historical are forward-looking statements, as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and include IOMED's beliefs, expectations or intentions regarding its future operations and financial condition. All forward-looking statements included in this news release are made as of the date hereof and are based upon information available to IOMED as of such date. IOMED assumes no obligation to update any forward-looking statement. It is important to note that actual outcomes could differ materially from those in such forward-looking statements. Readers should also refer to the risk factors and other disclosures set forth in IOMED's filings with the Securities Exchange Commission on Form 10-K for its fiscal year ended June 30, 2001.

-TABLES FOLLOW-

Condensed Consolidated Statements of Operations

	Three Months Ended September 30,
	2001	2000
	(unaudited)
Revenues:
Product sales	$2,513,000	$2,763,000
Contract research revenue, royalties and license fees	393,000	57,000
Total revenues	2,906,000	2,820,000

Operating costs and expenses:
Cost of products sold	902,000	917,000
Research and development	1,014,000	879,000
Selling, general and administrative	1,562,000	1,695,000
Total costs and expenses	3,478,000	3,491,000

Loss from operations	(572,000)	(671,000)

Interest expense	75,000	12,000
Interest income and other, net	78,000	244,000

Net loss	$(569,000)	$(439,000)

Basic and diluted loss per common share	$(0.09)	$(0.07)

Shares used in the computation of loss per share	6,545,000	6,531,000

Consolidated Balance Sheet Data

	September 30, 2001	June 30, 2001
	(unaudited)
Cash and cash equivalents	$4,115,000	$6,436,000
Working capital, net	$4,704,000	$5,090,000
Restricted cash	$2,563,000	$2,655,000
Total assets	$14,556,000	$16,896,000
Long-term obligations	$3,012,000	$3,197,000
Accumulated deficit	$(32,103,000)	$(31,534,000)
Shareholders’ equity	$9,417,000	$9,983,000

#  #  #